HAYNES AND BOONE, LLP

30 Rockefeller Plaza, 26th Floor

New York, NY 10112

June 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes
Laura Crotty

Re:	BiomX Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 28, 2024
File No. 001-38762

Ladies and Gentlemen:

This letter is submitted on behalf of BiomX Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 11, 2024 regarding the Company’s Preliminary Proxy Statement on Schedule 14A submitted to the Commission on May 28, 2024 (the “Preliminary Proxy Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in bolded form. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

Preliminary Proxy Statement on Schedule 14A filed May 28, 2024

Proposal No. 1: Conversion Proposal, page 10

1.

We note that you have addressed the consequences of not approving the conversion proposal on page 12. Please revise your disclosure to also address the consequences to stockholders if the conversion proposal is approved, including the resulting ownership of the company. In this regard, please identify the private placement investors who will collectively hold 67.5% of the company’s shares post-conversion.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 13 of the Amendment to add a subheading entitled “Consequences of Approving the Proposal,” in which the Company notes the immediate dilution that would result to all BiomX stockholders except the private placement investors if the Conversion Proposal and Proposal No. 3 are approved and details the private placement investors’ beneficial ownership of BiomX’s common stock (i) immediately prior to the Acquisition and the Private Placement and (ii) following full conversion of the Series X Preferred Stock and full exercise of the warrants held by the private placement investors. The Company has also added a list of all private placement investors as Annex L to the Amendment and has added a cross-reference to Annex L in the aforementioned disclosure. The Company respectfully advises the Staff that the private placement investors’ collective 67.5% ownership of the Company’s shares post-conversion was a preliminary calculation used solely as an assumption by the financial advisor for purposes of preparing its fairness opinion.

The Merger

Background of the Acquisition, page 55

2.

We note that the dated entries in this section disclose that meetings were held from October 2023 to March 2024 to discuss the potential transaction terms, timing, material issues, and the Merger Agreement, among other things; however, no details are disclosed regarding these terms or negotiations. Please revise the entries to disclose the initial transaction terms, details of revised terms presented to each party, and the negotiations and discussions concerning the merger consideration and equity split. Also revise your disclosure to present the discussions and negotiations concerning the terms of the convertible preferred shares, including the settlement feature that would require cash payment to preferred holders if the pre-merger company stockholders do not approve the Conversion Proposal.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 56-59 of the Amendment to disclose the initial transaction terms, details of revised terms presented to each party, and the negotiations and discussions concerning the merger consideration and equity split and to present the discussions and negotiations concerning the terms of the convertible preferred shares, including the settlement feature that would require cash payment to preferred holders if the pre-merger company stockholders do not approve the Conversion Proposal.

3.

Please revise this section to explain the negotiations and discussions regarding the structure of the merger. Without limitation, explain whether the parties discussed a traditional structure that would have allowed company stockholders to approve or disapprove of the merger or the merger consideration prior to the closing of the transaction. If a traditional structure was discussed, your disclosure should also address why a traditional structure was not chosen and why the resulting structure, which did not provide for stockholder approval prior to closing, was used.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the parties discussed a traditional structure that would have allowed Company stockholders to approve or disapprove of the Acquisition or the merger consideration prior to the closing of the Acquisition but that this structure was not chosen due to the parties’ immediate need for cash and the shorter timeline the resulting sign-and-close structure would allow to consummate the Acquisition and the concurrent Private Placement. The Company has revised the disclosure on pages 56-57 of the Amendment to disclose this fact and to further explain the negotiations and discussions regarding the structure of the Acquisition.

BiomX’s Reasons for the Acquisition, page 57

4.

Please tell us whether the board considered the transaction structure, which did not provide stockholders with the opportunity to approve or disapprove of the merger consideration prior to closing, in deciding whether to approve the acquisition.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the BiomX Board considered the transaction structure and deemed that the sign-and-close structure was advisable and in the best interests of BiomX and its stockholders due to BiomX’s immediate need for cash and the shorter timeline the sign-and-close structure would allow to consummate the Acquisition and the concurrent Private Placement. The Company has revised the disclosure on page 59 of the Amendment to disclose this fact.

Opinion of BiomX’s Financial Advisor, page 59

5.

We note that BiomX retained H.C. Wainwright & Co., LLC on March 2, 2024, to render a fairness opinion to the BiomX board. Please describe the method of selection of Wainwright in this capacity.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 61 of the Amendment to describe the method of the Company’s selection of Wainwright to render a fairness opinion to the BiomX Board.

General

6.

Please ensure that all graphics included in the proxy statement are legible. In this regard, we note the tables on pages 62-69.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has replaced the graphics on pages 64-71 of the Amendment with higher-resolution graphics to increase legibility.

* * *

Should the Staff have any questions, please contact the undersigned at (212) 659-7300.

Very truly yours,

/s/ Alla Digilova
Alla Digilova, Esq.

cc:	Jonathan Solomon, Chief Executive Officer, BiomX Inc.

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